3


                            TIKCRO TECHNOLOGIES LTD.

                                    NOTICE OF

                   2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS



To all Tikcro shareholders:

NOTICE IS HEREBY GIVEN that the 2008 Annual Meeting of Shareholders (the "Meeting") of Tikcro Technologies Ltd. (the "Company" or "Tikcro") will be held on Tuesday, February 3, 2009 at 17:30 (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

     (1)  election of Eric Paneth and Izhak Tamir to our Board of Directors;

     (2) reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as our independent auditors; and

     (3)  consideration of our financial statements.

Shareholders of record on January 1, 2009 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company's Register of Members.

                                     By Order of the Board of Directors,

                                     Izhak Tamir
                                     Chairman of the Board

Dated:  December 30, 2008

                            TIKCRO TECHNOLOGIES LTD.

                                 PROXY STATEMENT

         This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the "Ordinary Shares"), of Tikcro Technologies Ltd. ("Tikcro" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2008 Annual Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2008 Annual Meeting of Shareholders. The Meeting will be held Tuesday, February 3, 2009 at 17:30 (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

     (1) election of Eric Paneth and Izhak Tamir to our Board of Directors;

     (2) reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as our independent auditors; and

     (3) consideration of our financial statements.

         We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

         A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

         Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record on January 1, 2009 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about January 5, 2009 and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

         On December 23, 2008, 8,514,757 Ordinary Shares were outstanding. Each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

                          OWNERSHIP OF ORDINARY SHARES

         The following table sets forth certain information known to us regarding the beneficial ownership of our Ordinary Shares as of December 23, 2008 by each person who is known to own beneficially more than 5% of the outstanding Ordinary Shares. The voting rights of all major shareholders are the same as for all other shareholders.


Identity of Person or Group         Amount Owned         Percent of Class(1)
Steven N. Bronson(2)                 1,198,755                14.1%
Eric Paneth                          1,142,701                13.4%
Izhak Tamir                          1,061,701                12.5%
Aviv Boim (3)                          481,150                 5.7%
Eugene Oshinsky and Rosa Oshinsky(4)   462,667                 5.4%
--------------------
(1)   Based on 8,514,757 ordinary shares outstanding on December 23, 2008.
(2)   Based on a Schedule 13D/A filed on November 24, 2008.
(3)   Includes restricted shares.
(4) Based on a Schedule 13G filed on January 6, 2006. The Ordinary Shares are held directly by RAM Capital Management Trust #01, a Massachusetts trust. Eugene Oshinsky and Rosa Oshinsky, as trustees, are deemed to have beneficial ownership of the Ordinary Shares.

                         ITEM 1 - ELECTION OF DIRECTORS

         Our directors, other than outside directors, are elected at each annual meeting of shareholders. At the Meeting, shareholders will be asked to re-elect Eric Paneth and Izhak Tamir to our Board of Directors.

         A brief biography of each nominee is set forth below:

         Eric Paneth has served as our Chief Executive Officer since November 2008 and as one of our Directors since January 2000 and served as our President from February 2000 to June 2000. Mr. Paneth has also served as Chief Executive Officer of Orckit since it was co-founded by him and by Mr. Tamir in 1990 and as the Chairman of the Board of Directors of Orckit from 1990 to July 2008. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, was a technical department head in the Israeli Government. From 1983 until 1985, he was employed by Linkabit Inc. in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Technion.

         Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and as our Chief Executive Officer from August 2003 to December 2007. He has served as President and a Director of Orckit since it was co-founded by him and by Mr. Paneth in 1990 and as Orckit's Chairman of the Board of Directors since July 2008. Mr. Tamir has served as Chairman of the Board of Corrigent Systems, a subsidiary of Orckit, since 2001 and as Chief Executive Officer of Corrigent Systems since May 2007 and as a Director of Gilat Satellite Networks Ltd. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

Vote Required

         The election of the directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Eric Paneth be elected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.

         RESOLVED, that Izhak Tamir be elected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected."

                             The Board of Directors recommends a vote FOR
approval of the proposed resolutions.


                  ITEM 2 - APPOINTMENT OF INDEPENDENT AUDITORS

         At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as our independent auditors until our next Annual Meeting of Shareholders. The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors. The auditors have no relationship to us or with any of our affiliates, except as auditors. A representative of the auditors is expected to be present at the Meeting to respond to appropriate questions from the shareholders.

Vote Required

         The appointment of our independent auditors requires the affirmative vote of a majority of shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, be appointed as the independent auditors of the Company until the next annual general meeting of the Company and until their respective successors are duly elected; and

         RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors, or to delegate the Audit Committee thereof to do so."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.



                 ITEM 3 - CONSIDERATION OF FINANCIAL STATEMENTS

         Our audited financial statements for the year ended December 31, 2007 are included in our annual report on Form 20-F which we filed with the Securities and Exchange Commission (SEC) on June 26, 2008. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC's website at www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.

         This item will not involve a vote of the shareholders.

                                 OTHER BUSINESS

         Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                                     By Order of the Board of Directors,

                                     Izhak Tamir
                                     Chairman of the Board

Dated:  December 30, 2008